Exhibit (a)(1)(ii)

Offer to Purchase

CPG ALTERNATIVE STRATEGIES FUND, LLC
805 THIRD AVENUE
NEW YORK, NEW YORK  10022

OFFER TO PURCHASE UP TO $10,478,000 IN OUTSTANDING
UNITS AT NET ASSET VALUE
DATED MARCH 25, 2015

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON TUESDAY, APRIL 21, 2015, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your units at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of CPG Alternative Strategies Fund, LLC:

CPG Alternative Strategies Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $10,478,000 of Units pursuant to tenders by investors at a price equal to their net asset value as of June 30, 2015.  (As used in this Offer, the term "Unit," or "Units," as the context requires, shall refer to the units of beneficial interests of the Fund representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period for any reason beyond June 30, 2015, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Second Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2014 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between January 31, 2015 (the most recent date as of which net asset value is available) and June 30, 2015, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units.  Tendering investors should also note that although the tender offer expires on April 21, 2015, they remain investors in the Fund until June 30, 2015, when the net asset value of their Units is calculated.  The Fund determines the net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently.  Any tendering investors that wish to obtain the most current net asset value of their Units on this basis should contact Central Park Group at (212) 317-9200.

Investors desiring to tender their Units of the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Units.  Investors must make their own decisions whether to tender Units, and, if so, how many Units to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, Gemini Fund Services, LLC ("Gemini"):

CPG Alternative Strategies Fund, LLC
c/o Gemini Fund Services, LLC
17605 Wright Street, Suite 2
Omaha, Nebraska 68130
Phone:	(212) 317-9200
Fax:	(402) 963-9094
Attention:	Tender Offer Administrator

TABLE OF CONTENTS

1	Background and Purpose of the Offer	5

2.	Offer to Purchase and Price	6

3.	Amount of Tender	7

4.	Procedure for Tenders	8

5.	Withdrawal Rights	8

6.	Purchases and Payment	9

7.	Certain Conditions of the Offer	10

8.	Certain Information About the Fund	11

9.	Certain Federal Income Tax Consequences	12

10.	Tax Basis Methodology	13

11.	Miscellaneous	13

Summary Term Sheet

●
As we said in your Fund's offering documents, we will buy your Units at their aggregate net asset value (that is, the value of the Fund's assets minus its liabilities divided by the number of outstanding Units).  This Offer will remain open until the end of the day on April 21, 2015, at 12:00 midnight, New York time.  Net asset value will be calculated for this purpose on June 30, 2015 (the "Valuation Date").

●	You may tender some of your Units or all of your Units.
●
Repurchases of Units by the Fund will be made in the form of promissory notes.  Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Units determined as of the Valuation Date.  Any promissory notes provided to investors in payment for tendered Units will not be transferable.  The delivery of such promissory notes will generally be made promptly (within approximately seven business days) after April 21, 2015.  Payment of the promissory notes will be made as promptly as practicable after the applicable Valuation Date.  The Fund will not impose any charges on repurchases of Units of the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.

●
An investor tendering for repurchase less than all of its Units must maintain an account balance of at least $25,000 after the repurchase is effected.  If an investor tenders an amount of Units that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor's Units of the Fund.

●
If the Offer is oversubscribed by investors who tender Units, the Fund may extend the repurchase offer period, repurchase a pro rata portion of the Units tendered or take any other action permitted by applicable law.

●
The Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect units of underlying investment funds as well as other illiquid securities, to investors on a pro rata basis.  The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value.  The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  It is not presently anticipated, however, that the option will be exercised by the Fund.

●
Following this summary is a formal notice of our offer to purchase your Units.  Our offer remains open to you until the end of the day on April 21, 2015, at 12:00 midnight.  Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase.  If we do not accept your Units by the end of the day on April 21, 2015, at 12:00 midnight, you may still withdraw your Units at any time after May 19, 2015, so long as your offer has not been accepted.

●
If you would like us to purchase your Units, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to the Fund, c/o Gemini, at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on April 21, 2015, at 12:00 midnight.  Of course, the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) is likely to change between January 31, 2015 and June 30, 2015, when the value of your Units will be determined for purposes of calculating your purchase price.  The net asset value of your Units is determined at least monthly and may be determined more frequently.

●	If you would like to obtain the most current net asset value of your Units, you may contact Central Park Group at (212) 317-9200.
●
Please note that just as you have the right to withdraw your Units, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on April 21, 2015, at 12:00 midnight.  Also realize that although the tender offer expires on April 21, 2015, tendering investors remain investors in the Fund until June 30, 2015, when the net asset value of their Units is calculated
.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by Gemini.  To assure good delivery, please send the Letter of Transmittal to Gemini and not to your broker or dealer or financial advisor.  If you fail to confirm receipt of your Letter of Transmittal by Gemini, there can be no assurance that your tender has been received by the Fund.

1.           Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Units as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum of CPG Alternative Strategies Fund, LLC, dated December 2011 (as supplemented, the "Confidential Memorandum"), and the LLC Agreement.  The Confidential Memorandum and the LLC Agreement, which were provided to each investor in advance of subscribing for Units, provide that the Directors have the discretion to determine whether the Fund will repurchase Units from investors from time to time pursuant to written tenders.  The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Units from investors on a quarterly basis, such that each repurchase offer made during the first three calendar quarters (i.e., quarters ending March 31, June 30 and September 30) apply to up to 20% of the net assets of the Fund and that the repurchase offer made during the last calendar quarter (i.e., the quarter ending December 31) apply to a number of Units that would be sufficient to satisfy any redeeming investor's redemption request.  Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement.  The Directors intend to consider the continued desirability of the Fund making quarterly offers to purchase Units, but the Fund is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Units.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.           Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $10,478,000 of those outstanding Units that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on April 21, 2015, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date").  The purchase price of a Unit tendered will be its net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Unit tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The table below shows the net asset value, as of January 31, 2015, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of January 31, 2015	Contribution Made	as of January 31, 2015

October 2011	$250,417	March 2012	$238,114
November 2011	$244,309	April 2012	$237,362
December 2011	$245,507	May 2012	$238,303
January 2012	$246,514	June 2012	$243,517
February 2012	$240,785	July 2012	$243,715

Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of January 31, 2015	Contribution Made	as of January 31, 2015

August 2012	$242,143	November 2013	$225,431
September 2012	$239,061	December 2013	$222,923
October 2012	$237,174	January 2014	$231,154
November 2012	$235,871	February 2014	$230,976
December 2012	$234,034	March 2014	$227,652
January 2013	$237,549	April 2014	$228,343
February 2013	$233,307	May 2014	$230,445
March 2013	$233,126	June 2014	$228,517
April 2013	$230,622	July 2014	$224,757
May 2013	$229,040	August 2014	$225,770
June 2013	$226,792	September 2014	$225,601
July 2013	$229,214	October 2014	$226,280
August 2013	$227,307	November 2014	$230,799
September 2013	$227,652	December 2014	$228,170
October 2013	$226,621	January 2015	$247,733

As of the close of business on February 1, 2015, the net asset value of the Fund was $52,236,944.  The Fund determines its net asset value at least monthly and may determine its net asset value more frequently.  Investors may obtain the most current information regarding the net asset value of their Units by contacting Central Park Group at (212) 317-9200.  Of course, the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between January 31, 2015 and June 30, 2015, when the value of the Units tendered by investors will be determined for purposes of calculating the purchase price of such Units and the time that investors will cease to be investors in the Fund.

3.           Amount of Tender.  Subject to the limitations set forth below, investors may tender all or some of their Units.  However, if an investor does not tender all of such investor's Units, the investor's remaining account balance (i.e., the investor's account balance determined as of January 31, 2015, less the dollar amount of the investor's tender) must be equal to at least $25,000.  If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between January 31, 2015 and June 30, 2015, your remaining account balance as of June 30, 2015, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Units being tendered.

If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $10,478,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $10,478,000 of Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  Based on the January 31, 2015 net asset value of the Fund, Mitchell A. Tanzman, one of the Fund's Directors and the Fund's Principal Executive Officer, beneficially owns Units with a net asset value of $118,035 and does not intend to tender in the Offer.

4.           Procedure for Tenders.  Investors wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to Gemini, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to Gemini, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by Gemini, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to Gemini by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document by Gemini.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth on page 2.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering Units, including, but not limited to, the failure of Gemini to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Unit or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any investor tendering Units pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after May 19, 2015, if Units have not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received by Gemini at the address or fax numbers set forth on page 2.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above.  A form to use to give notice of withdrawal is available by calling the Fund at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Units may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming that any notice of withdrawal is received by Gemini.  If you fail to confirm receipt of a notice of withdrawal by Gemini, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.           Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Units.  As stated in Section 2 above, the purchase price of a Unit tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Units (subject to their maintenance of a minimum account balance as described in Section 3 above).  In either case, repurchases of Units by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note").  Each tendering investor will receive a Note entitling the investor to receive the value of the investor's Units determined as of the Valuation Date.  The delivery of such Notes will generally be made promptly (within approximately seven business days) after the Expiration Date.  Payment of the Notes will be made as promptly as practicable after the applicable Valuation Date.  The Fund will not impose any charges on repurchases of Units of the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.  The Directors of the Fund believe that payment of an investor's tender amount in the form of a Note is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being pro rated.

The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period.

The Fund will deposit the amounts payable under the Notes in separate accounts with Gemini.  The cash payments described above (the "Cash Payments") will be made by wire transfer directly to an account designated by the tendering investor.  If such investor does not provide account information, the Cash Payments will be sent directly to such investor's mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Units acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings and the proceeds of sales of new Units.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or "gates," on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect interests in underlying investment funds as well as other illiquid securities, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Units tendered pursuant to the Offer were purchased; (c) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Units pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.  The Fund's Directors are:  Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman and Mitchell A. Tanzman.  Their address is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.  Mr. Tanzman is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with the Adviser.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, the only transactions involving the Units that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $90,000 of Units from investors.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Units by the Fund pursuant to the Offer.  All investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

The repurchase of Units pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend."  In general, the transaction should be treated as a sale or exchange of the Units, if the receipt of cash results in a meaningful reduction in the investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.

If the repurchase of your Units qualifies for sale or exchange treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Units repurchased.  Such gain or loss will be a capital gain or loss if the relevant Units sold have been held by you as capital assets and generally will be treated as a long-term capital gain or loss if you held your repurchased Units for more than one year, or as a short-term capital gain or loss if you held your repurchased Units for one year or less.  However, if you tender Units on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and you held the repurchased Units for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.  Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Units repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar units within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Units.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.  The deductibility of capital losses is subject to statutory limitations.

If the repurchase of your Units does not qualify for sale or exchange treatment, you may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Units.  The tax basis in the Units tendered to the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Units, will be transferred to any remaining Units held by you.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction."  A transaction may be a "reportable transaction" based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual investor or $10 million or more for a corporate investor).  Significant penalties may apply upon a failure to comply with this disclosure obligation.  All tendering investors should consult their own tax advisers concerning possible disclosure obligations with respect to their tender of the Units.

Investors who sell their Units pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Units pursuant to the Offer.

10.           Tax Basis Methodology.  If an investor tenders Units that were purchased by the investor on or after January 1, 2012 ("Covered Units"), the Fund will be required to report to the IRS and furnish to the investor the cost basis and holding period for the Covered Units being tendered.  The Fund has elected the average cost single category ("Average Cost") method as the default cost basis method for the purposes of this requirement.  If you wish to accept the Average Cost method as your default cost basis calculation method in respect of Covered Units in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Units in your account, you must contact Gemini at the address and phone number set forth on page 2 to obtain and complete a cost basis election form.

The cost basis method that an investor elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer.  Investors should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

11.           Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth on page 2 or from the SEC's website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.